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SE(19007744

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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFunds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Wisconsin Avenue, Suite 1000E
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerry Moore 240-497-6480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1676 International Dr	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kerry Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFunds Distributors, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TINA ESTHER APRIL
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 16, 2021
MONTGOMERY CO., MD

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholder of
Profunds Distributors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ProFunds Distributors, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2013.

McLean, Virginia
February 28, 2019

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Table of Contents

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	8,712,926
Prepaid expenses		107,321
Distribution fees receivable		84,977
Distribution related fees receivable		3,149
Equipment (net of accumulated depreciation of $311,796)		248,179
Other assets		207,552
Net deferred tax asset		1,012,422
Total assets	$	10,376,526
Liabilities and Stockholder's equity		
Liabilities:		
Accrued compensation	$	4,387,379
Payable to affiliates		551,895
Accrued distribution related expenses		425,520
Distribution fees payable		84,977
Other accounts payable and accrued expenses		441,032
Total liabilities		5,890,803
Stockholder's equity:		
Common stock – $1 par value; 1,000 shares authorized; 820 shares issued and outstanding		820
Capital in excess of par value		5,794,652
Accumulated deficit		(1,309,749)
Total stockholder's equity		4,485,723
Total liabilities and stockholder's equity	$	10,376,526

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Operations

Year ended December 31, 2018

Revenue:	
Distribution service fees	$ 20,394,187
Distribution and distribution related fees	1,318,721
Interest & other income	111,627
Total revenues	21,824,535
Expenses:	
Compensation and benefits	13,716,869
Fund marketing and promotion	2,114,558
Distribution and distribution related expenses	1,318,721
Communications and technology	1,816,207
Occupancy	994,837
Professional fees	335,456
Licenses and fees	112,578
Other expenses	776,685
Total expenses	21,185,911
Income before income tax expense	638,624
Income tax expense	(273,424)
Net income	$ 365,200

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2018

		Common stock	Capital in excess of par value	Accumulated deficit	Total stockholder's equity
Balances at December 31, 2017	$	820	5,494,652	(1,674,949)	3,820,523
Capital contribution		—	300,000	—	300,000
Net income December 31, 2018		—	—	365,200	365,200
Balances at December 31, 2018	$	820	5,794,652	(1,309,749)	4,485,723

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	365,200
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense		76,082
Deferred income taxes		(179,230)
Changes in assets and liabilities:		
Decrease in prepaid expenses		205,747
Decrease in distribution fees receivable		19,432
Increase in other assets		(3,515)
Decrease in distribution related fees receivable		3,852
Decrease in accrued compensation		(1,033,670)
Decrease in payable to affiliates		(39,634)
Decrease in accrued distribution related expenses		(16,219)
Decrease in distribution fees payable		(19,432)
Increase in other accounts payable and accrued expenses		100,027
Net cash used in operating activities		(521,360)
Cash flows from investing activities-		
Purchases of equipment		(55,435)
Cash flows from financing activities-		
Capital contribution		300,000
Net decrease in cash		(276,795)
Cash and cash equivalents:		
Beginning of year		8,989,721
End of year	$	8,712,926
Supplemental disclosure of cash flow information:		
Income taxes paid	$	452,525

See accompanying notes to financial statements.

(1) Organization

ProFunds Distributors, Inc. (the Company) is a wholly owned subsidiary of ProFund Advisors LLC (PFA). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Effective February 29, 2008, PFA acquired the outstanding common stock of the Company under a Stock Purchase Agreement among the Company, PFA and Citi Investor Services, Inc., the former sole stockholder and a wholly owned subsidiary of Citibank, N.A.

The Company serves as distributor and underwriter for the mutual funds in the ProFunds and Access One Trusts (the Funds). A portion of the Company's revenues are earned from the Funds from the sale of the Funds' shares. The Company also provides distribution, shareholder and wholesaling support to PFA, ProShare Advisors LLC (PSA) and ProShare Capital Management LLC (PCM).

(2) Summary of Significant Accounting Policies

(a) Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and cash equivalents

Cash and cash equivalents include investments and money market funds with original terms to maturity of less than three months. The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(c) Revenue Recognition

The Company adopted ASU No. 2014-09, *Revenue from Contracts with Customers,* on January 1, 2018 using the modified retrospective transition method. The adoption of this standard did not have an impact on the amount and timing of revenue recognition for distribution service fees or distribution and distribution related fees or net income, and, therefore, no adjustment was recorded to the Company's opening balance of retained earnings.

Distribution service fees

Pursuant to a Distribution Services Agreement between the Company, PFA, PSA and PCM, the Company is required to provide distribution services and such services represent a series of services

which form a single performance obligation. As compensation for such services, the Company is entitled to receive a fixed-monthly fee plus variable consideration for costs directly incurred by the Company for services provided under the Distribution Services Agreement. The Company recognizes the fixed-monthly fee on a monthly basis over the term of the agreement as those amounts become payable. The Company recognizes variable consideration on a monthly basis over the term of the agreement based on costs directly incurred by the Company for services provided under the Distribution Services Agreement, as long as it does not expect a significant reversal in future periods. There is no transaction price allocated to unsatisfied performance obligations at year-end.

Distribution and distribution related fees

Distribution and distribution related fees represent 12b-1 fees and shareholder servicing fees paid by the Funds pursuant to Distribution Agreements between the Funds and the Company. The agreements for these fees have one performance obligation as distribution services are not separately identifiable from shareholder servicing promises in the agreements, and therefore, are not distinct. The Company's performance obligation is satisfied at the point in time when an investor makes an investment into the Funds. The fees for these distribution and servicing agreements are principally determined based on average daily net assets of the Funds, which change based on fluctuations in financial markets, and the length of time an investor remains in the fund, and represent variable consideration. These fees are generally constrained, and excluded from revenue, until the uncertainty is resolved each month, which is when the net asset values and investor activities are known. Distribution and distribution related fees in the current period are primarily related to performance obligations that have been satisfied in prior periods.

(d) ***Distribution and Distribution Related Expenses***

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Distribution Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Agreements. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses. Under the terms of the Distribution Agreements, upon cessation of the Company, any unused distribution and distribution related expenses would be paid to the Funds or third party asset manager.

(e) ***Phantom Share Plan***

Certain employees of the Company participate in a Phantom Share Plan (the Plan) established by PFA. Under the Plan, participants are entitled to a cash benefit equal to the Plan's phantom share value, which is determined by PFA based on a predetermined formula pursuant to the Plan document. Awards issued under the Plan are subject to a three to five year vesting schedule. There are 2,500,000 phantom share units authorized under the Plan.

As a liability classified award, compensation expense related to the Plan is measured ratably over the requisite service period of the awards based on the phantom share value as of each reporting date, pursuant to a predetermined formula in the Plan's documents.

Costs related to the Company's employees participating in the Plan are allocated to the Company by PFA. A summary of the status of the phantom shares related to the Company as of December 31, 2018, and changes during the year ended December 31, 2018, is presented below:

	Awards	Weighted average grant date share value
Balances at December 31, 2017	93,605	$ 28.18
Granted	29,664	28.75
Exercised	(28,845)	28.23
Forfeited	—	—
Balances at December 31, 2018	94,424	$ 28.34

At December 31, 2018, none of the awards granted to the Company's employees are fully vested. The Company recognized compensation expense of $876,530 related to the Plan during 2018. At December 31, 2018 the amount of accrued but unpaid compensation was $1,227,746 and is included in accrued compensation. Unearned compensation related to the Plan was $1,666,120 at December 31, 2018. The weighted average period that these awards are expected to be recognized over is one to four years.

(f) *Equipment*

Property and equipment is stated at cost, net of accumulated depreciation using the straight-line method. Provisions for depreciation are based on the following estimated useful lives: computer and communications software and equipment, three to five years; leasehold improvements, over the shorter of the estimated useful life or the remaining life of the lease; and furniture and other equipment, seven years.

(g) *Income Taxes*

The Company files its own U.S. federal and applicable state income tax returns and calculates income tax expense as a stand alone entity. The 2015 through 2018 tax years generally remain subject to examination by U.S. federal authorities and applicable state tax authorities.

The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of

existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse. At December 31, 2018, the Company has a net deferred tax asset of $1,012,422 with no valuation allowance, due to temporary differences arising from the timing of recognition of certain income and expenses between financial reporting and income tax purposes. The net deferred tax asset consists of a deferred tax asset of $1,061,619 and a deferred tax liability of $49,197. Temporary differences principally relate to accrued compensation items, intercompany transactions and fixed assets. Deferred tax benefit or expense is recognized in the statement of operations for changes in deferred tax assets and liabilities between years. Income tax expense for the year ended December 31, 2018 of $273,424 consists of $452,654 in current tax expense and $179,230 in deferred tax benefit. Income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 21% to pretax income principally as a result of permanent differences and state taxes, net of the federal benefit. There are no net operating loss carryforwards to offset future years' taxable income.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expenses in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. Management has concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2018.

(h) Comprehensive Income

The Company's net gain equals comprehensive gain as the Company has no components of other comprehensive income.

(i) Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09. "*Revenue from Contracts with Customers (Topic 606)*" and subsequent related updates. This ASU clarifies the principles for recognizing revenue and develops a common Standard for U.S. GAAP and International Financial Reporting Standards. The ASU establishes a core principle that requires an entity to identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations in the contact, and recognize revenue when (or as) the entity satisfies a performance obligation. The ASU provides for improved disclosure requirements that require entities to disclose sufficient information that enables users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted the guidance effective January 1, 2018 using the modified retrospective transition method with no impact to opening retained earnings. Refer to note 2(c).

Leases
In February 2016, the FASB issued ASU No. 2016-02, *Leases ("Topic 842"),* which requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with terms greater than 12 months. The standard also requires disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. Other effects may occur depending on the types of leases and on the specific terms that are utilized by particular lessees. Effects such as changes in the categorization of rental costs, from rent expense to interest and depreciation expense are also required. Leases will be classified as either finance or operating leases which will affect the pattern of expense recognition in the consolidated statements of operations.

The Company will adopt the standard on January 1, 2019. The modified retrospective application will be used to implement the adoption of the new standard, which requires the Company to apply the principles of the standard prospectively and to record an adjustment to retained earnings for impacts related to prior periods as of the effective date. The Company will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows us to carryforward the historical lease classification. The Company expects that the most notable impact to its financial statements upon the adoption of these ASU's will be the recognition of a right-of-use asset and lease liability, and the resulting impact on the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, and additional disclosures related to qualitative and quantitative information concerning its lease. The Company is in the process of calculating the right-of-use lease assets and lease liabilities.

While the Company has not yet completed its implementation, it believes that the adoption of this standard will not have a significant impact on its balance sheets, specifically for the right-of-use assets and liabilities and the computation of net capital calculated under SEC Rule 15c3-1.

(3) Related Party Transactions

As previously described, the Company derives a majority of its revenues from affiliated entities, primarily distribution fees from the Funds and distribution service fees from PFA, PSA and PCM.

The Company has an Expense Sharing Agreement with PFA pursuant to which PFA provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. PFA charges the Company administrative service fees for these services designed to cover the costs of providing such services. The administrative service fees charged by PFA amounted to $2,955,000 for the year ended December 31, 2018 and are included in compensation and benefits expenses, occupancy expenses, professional fees expenses, and other expenses. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

(4) Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had net capital under the Rule of $2,906,876 which was $2,514,156 in excess of its minimum required net capital of $392,720. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 2.03 to 1.

(5) Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under subparagraph (k)(1) as all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

(6) Contracts

The Company has Distribution Agreements with the Funds under which it provides distribution services. The Distribution Agreements continue in effect until terminated by either party. The Company receives 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees) as outlined in their respective agreements.

The Company also has a Compliance Consulting Services Agreement with Foreside Distributors, LLC (Foreside) for which Foreside performs certain compliance services on an outsourced basis. The agreement contains a fixed monthly fee and is in effect until termination by either party.

(7) Lease Obligations

The Company has a lease for office facilities in New York City, which expires on August 31, 2020. Future minimum lease payments under this lease are as follows:

2019	$ 416,925
2020	281,220
	$ 698,145

The Company recorded rent expense of $375,028 during 2018.

(8) Employee Benefit Plan

The Company contributed to a qualified 401(k) plan (the 401(k) Plan) during the year, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their

compensation and the Company will make matching contributions as described in the 401(k) Plan. Matching contributions charged to expense were $180,413 for the year ended December 31, 2018.

(9) Indemnifications

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's maximum exposure under these contracts is not currently known, as any such exposure would be based on future claims which could be made against the Company. Management is not currently aware of any such pending claims and expects the risk of any future material obligation under these indemnifications to be remote.

(10) Subsequent Events

Management has evaluated subsequent events through February 28, 2018, the date at which the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Supplementary Information

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2018

Total stockholder's equity		$ 4,485,723
Deductions for nonallowable assets:		
Prepaid expenses	$ 107,321	
Distribution fees receivable	224	
Distribution related fees receivable	3,149	
Equipment	248,179	
Other assets	207,552	
Net deferred tax asset	1,012,422	1,578,847
Net capital		2,906,876
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000)		392,720
Excess net capital		$ 2,514,156
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 2,317,796
Total aggregate indebtedness (total liabilities)		5,890,803
Percentage of aggregate indebtedness to net capital		203%

Statement Pursuant to Paragraph (d) of Rule 17a-5:
There are no material differences between the computation above and the computation included in the amended filing of the December 31, 2018 Unaudited FOCUS Report, Form X-17A-5, Part IIA, filed on February 27, 2019.

See accompanying report of independent registered public accounting firm.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule II

Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2018

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

See accompanying report of independent registered public accounting firm.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Exemption Reporting

ProFunds Distributors, Inc. Exemption Report

ProFunds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) : (1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the period from January 1, 2018 to December 31, 2018 without exception.

ProFunds Distributors, Inc.

I, Kerry Moore, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Treasurer

February 28, 2019

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
ProFunds Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ProFunds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

McLean, Virginia
February 28, 2019